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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-230976
July 12, 2019

DouYu International Holdings Limited

        DouYu International Holdings Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

        Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by calling Morgan Stanley & Co. LLC at +1-866-718-1649, J.P. Morgan Securities LLC at +1-212-834-4533, BofA Securities, Inc. at +1-800-294-1322 and CMB International Capital Limited at +852-3761-8975. You may also access the Company's most recent prospectus dated July 12, 2019, which is included in Amendment No. 3 to the Company's registration statement on Form F-1, or Amendment No. 3, as filed with the SEC on July 12, 2019, by visiting EDGAR on the SEC website at:
https://www.sec.gov/Archives/edgar/data/1762417/000104746919004144/a2239226zf-1a.htm

        The following information supplements and updates the information contained in the Company's preliminary prospectus dated July 8, 2019. This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

  (1)
  Replace "1,368.9" with "(1,368.9)" in its entirety on page 15.

  (2)
  Add the following sentence after the first sentence under the last paragraph on page 66:

        As a result, you as a holder of our ADSs may not initiate legal proceedings against or involving the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against you may be initiated in a state or federal court in New York, New York or other jurisdictions.

  (3)
  Replace the phrase "matters arising under the deposit agreement" with "claims against or involving ADS holders arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby" in its entirety in the third sentence under the second paragraph on page 67.

  (4)
  Add the following paragraph after the first paragraph under the section entitled "Operating activities" on page 117:

        Net cash used in operating activities was RMB65.3 million in the three months ended March 31, 2018. The difference between our net cash used in operating activities and our net loss of RMB155.7 million was due to increase in amount due to related parties of RMB96.8 million, increase in accounts payable of RMB89.3 million and increase in deferred revenue of RMB17.3 million, partially offset by increase in other current assets of RMB48.6 million, decrease in accrued expenses and other current liabilities of RMB30.9 million, increase in accounts receivable of RMB24.2 million and increase in amounts due from related parties of RMB17.6 million. The increases in amount due to related parties, accounts payable and deferred revenue and accounts receivable were attributable to our business growth which requires higher bandwidth capacity, results in more advance payments from users and generates more receivables from customers. The increase in other current assets was driven by our continuing efforts to provide quality content by securing top streamers. The decrease in accrued expenses and other current liabilities was due to payment of bonus and certain taxes accrued in the previous year. The increase in amounts due from related parties was due to increase in advertisement revenue from related parties.

  (5)
  Add the following paragraph under after the first paragraph under the section entitled "Investing activities" on page 119:

        Net cash used in investing activities was RMB17.9 million in the three months ended March 31, 2018 primarily due to payment for investments of RMB19.0 million, purchase of property and equipment of RMB3.8 million and purchase of intangible assets of RMB0.9 million, partially offset by proceeds on disposal of intangible assets of RMB4.3 million and proceeds on disposal of property and equipment of RMB1.5 million.

  (6)
  Add the following paragraph after the first paragraph under the section entitled "Financing Activities" on page 119:

        Net cash used in financing activities was RMB40.0 million in the three months ended March 31, 2018 primarily due to our repurchase of Series C-2 Preferred Shares.

  (7)
  Add the following sentence after the last sentence under the second paragraph on page 206:

        As a result, ADR holders may not initiate legal proceedings against or involving the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against the ADR holders may be initiated in a state or federal court in New York, New York or other jurisdictions.

  (8)
  Add the following sentence after the last sentence under the second paragraph of the section entitled "Governing Law" on page 219:

        As a result, ADR holders may not initiate legal proceedings against or involving the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against the ADR holders may be initiated in a state or federal court in New York, New York or other jurisdictions.

  (9)
  Delete the phrase "Foreign exchange loss of" in its entirety from the last sentence under "Note 10. Related party transactions" on page F-66.

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